UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month May 2010

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 6 - 2010 issued by TORM A/S to The Copenhagen Stock Exchange on May 20, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: May 20, 2010	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM posted a profit before tax of USD 3 million in the first quarter of 2010 under continued difficult market conditions. "During the first quarter of 2010, the winter market and the increased industry throughput in the Far East supported the product tanker market. We continue to believe that the underlying growth in global oil demand will support the product tanker rates in the longer term, however we do not expect this to have significant effect on our 2010 results," CEO Jacob Meldgaard states.

•
Profit before tax for the first three months of 2010 was USD 3 million, compared to USD 39 million in the same period last year. The result for the first quarter was in line with expectations and the full-year forecast for 2010.

•
The result was positively impacted by USD 18 million from the sale of two bulk carriers, as earlier announced. The vessels were sold during the fourth quarter of 2009, but the profit is recognised in this quarter in which delivery took place.

	•	The cash flow from operating activities for the first quarter of 2010 was USD 21 million.

•
Product tanker rates remained low during the first quarter of 2010. The positive impact on the LR segment from continued naphtha demand in the Far East was somewhat offset by discharging of floating storage, freeing up tonnage. The cold winter in the Northern Hemisphere increased demand for heating oil and supported the MR segment despite the continued low demand for gasoline in the USA. Influx of new tonnage has continued in 2010 though considerable delays in new deliveries are seen.

	•	The Panamax bulk rates have remained strong during the first quarter of 2010. Due to TORM’s high coverage of earning days, the developments in bulk spot rates had limited impact on TORM’s earnings.

	•	TORM’s efficiency improvement programme – Greater Efficiency Power – remains on track to deliver the projected annual USD 50 million cost savings in 2010 compared to 2008 operating levels.

•
On a quarterly basis, TORM calculates the long-term earnings potential of its fleet based on discounted expected future cash flows. The calculated value of the fleet as of 31 March 2010 supports book values.

	•	At 31 March 2010, equity amounted to USD 1,248 million, equivalent to USD 18.0 per share (DKK 99.4 per share), excluding treasury shares, corresponding to an equity ratio of 39%.

	•	TORM’s unutilised loan facilities and cash totalled approximately USD 700 million at the end of the first quarter. The remaining capex relating to the order book amounts to USD 435 million.

	•	Net interest-bearing debt totalled USD 1,622 million at 31 March 2010 compared to USD 1,683 million by year-end 2009.

	•	At 31 March 2010, TORM had covered 26% of the remaining earning days for 2010 in the Tanker Division at USD/day 18,821 and 81% of the remaining earning days in the Bulk Division at USD/day 18,972.

	•	TORM maintains its forecast of a loss before tax of USD 15 to 60 million for 2010, however towards the lower end of the range given the estimated product tanker rates for the remainder of 2010.

Telecon-ference	A teleconference and webcast (www.torm.com) will take place today, at 15:00 Copenhagen time (CET), see details on page 9.

Contact	TORM A/S	Telephone: +45 39 17 92 00
	Tuborg Havnevej 18	Jacob Meldgaard, CEO
	DK-2900 Hellerup, Denmark	Roland M. Andersen, CFO

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	1/ 19

Key figures

Million USD		Q1 2010	Q1 2009	2009
Income statement
Revenue		205.5	258.8	862.3
Time charter equivalent earnings (TCE)		147.5	199.1	632.9
Gross profit		55.9	97.5	242.5
EBITDA		55.3	80.7	202.5
Operating profit (EBIT)		20.3	48.9	49.8
Profit before tax		2.6	39.2	-19.0
Net profit		2.3	39.6	-17.4
Balance sheet
Total assets		3,225.7	3,286.6	3,227.2
Equity		1,247.7	1,340.7	1,246.7
Total liabilities		1,978.0	1,945.9	1,980.5
Invested capital		2,866.3	2,950.7	2,926.0
Net interest bearing debt		1,621.6	1,615.4	1,682.5
Cash flow
From operating activities		20.9	61.2	116.3
From investing activities		41.1	-126.7	-199.4
Thereof investment in tangible fixed assets		-23.6	-129.5	-288.8
From financing activities		2.5	-4.1	36.6
Net cash flow		64.5	-69.6	-46.5
Key financial figures
Margins:
TCE		71.8%	76.9%	73.4%
Gross profit		27.2%	37.7%	28.2%
EBITDA		26.9%	31.2%	23.5%
Operating profit		9.9%	18.9%	5.8%
Return on Equity (RoE) (p.a.)*)		-2.9%	12.1%	-1.3%
Return on Invested Capital (RoIC) (p.a.)**)		0.9%	6.8%	1.7%
Equity ratio		38.7%	40.8%	38.6%
Exchange rate USD/DKK, end of period		5.52	5.60	5.19
Exchange rate USD/DKK, average		5.38	5.72	5.36
Share related key figures
Earnings per share, EPS	USD	0.0	0.6	-0.3
Diluted earnings per share, DEPS	USD	0.2	0.6	-0.3
Cash flow per share, CFPS	USD	0.3	0.9	1.7
Share price, end of period (per share of DKK 5 each)	DKK	57.0	43.5	50.7
Number of shares, end of period	Million	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Million	69.2	69.2	69.2

*) The gain from sale of vessels and the mark-to-market adjustments of other financial assets are not annualised when calculating the Return on Equity.
**) The gain from sale of vessels is not annualised when calculating the Return on Invested Capital.

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	2/ 19

Profit by division

Million USD	Q1 2010
	Tanker Division	Bulk Division	Not- Allocated	Total
Revenue	184.1	21.4	0.0	205.5
Port expenses, bunkers and commissions	-59.0	-0.9	0.0	-59.9
Freight and bunkers derivatives	1.9	0.0	0.0	1.9
Time charter equivalent earnings	127.0	20.5	0.0	147.5
Charter hire	-38.6	-13.1	0.0	-51.7
Operating expenses	-38.3	-1.6	0.0	-39.9
Gross Profit	50.1	5.8	0.0	55.9
Profit from sale of vessels	0.0	18.2	0.0	18.2
Administrative expenses	-16.8	-1.3	0.0	-18.1
Other Operating income	1.7	0.0	0.0	1.7
Share of results of jointly controlled entities	1.0	0.0	-3.4	-2.4
EBITDA	36.0	22.7	-3.4	55.3
Impairment losses on joint controlled entities	0.0	0.0	0.0	0.0
Depreciation and impairment losses	-34.4	-0.6	0.0	-35.0
Operating profit (EBIT)	1.6	22.1	-3.4	20.3
Financial items, net	-	-	-17.7	-17.7
Profit/(Loss) before tax	-	-	-21.1	2.6
Tax	-	-	-0.3	-0.3
Net profit	-	-	-21.4	2.3

The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not-allocated".

Tanker Division	The operating profit for the first quarter of 2010 is USD 2 million, compared to USD 26 million in the same period in 2009.

Despite the fact that the world from a macroeconomic perspective is in recovery mode, the product tanker rates have generally been at a low level.

The rate development in the first quarter of 2010 was impacted by continued influx of new tonnage, although the significant delay in deliveries experienced in 2009 has continued in the first quarter of 2010. The actual delivery in the first quarter of 2010 was approximately 60 vessels compared to an order book of more than 100 vessels in the product tanker market.

For the larger LR vessels the market and rates were impacted by a significant reduction in floating storage, which has freed up tonnage. The general reduction of floating storage has continued during April. The movement in and level of floating storage is relatively volatile and driven by the contango curves for the various products.

The LR segment has shown some strength as the naphtha demand in the Far East remained strong throughout the first quarter and due to extension of some floating storage contracts fixed at the end of 2009 at higher rates. For the LR2s the tonnage balance was supported by a swap of a number of vessels into dirty.

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	3/ 19

The MR fleet has generally been negatively impacted by the continued low gasoline demand in the USA. In the first quarter of 2010, the hard winter in the Northern Hemisphere had a positive impact on rates, increasing the demand for heating oil. In the USA, the demand in January for heating oil was up by 65% year-on-year. For the ice-class vessels, better rates were naturally seen during the hard winter.

As a consequence of the late delivery of TORM Alice and the postponement of some T/C-in vessels, the number of earning days for the first quarter, and thereby for the full year 2010, is below plan at the beginning of the year. Hence operating costs and charter hire have been lower than expected.

At 31 of March, the coverage for the remaining part of 2010 is 26% at USD/day 18,821.

Tanker Division	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Change Q1 09 - Q1 10	12 month avg.
LR2 (Aframax, 90-110,000 DWT)
Available earning days	1,167	1,179	1,190	1,173	1,163	0%
TCE per earning day from the LR2 Pool	24,192	17,145	18,401	20,331	22,216	-8%
TCE per earning day1)	21,977	15,785	17,406	18,356	18,456	-16%	18,387
Operating days	1,080	1,092	1,104	1,104	1,080	0%
Operating expenses per operating day2)	7,507	7,556	6,496	6,933	6,908	-8%	6,972
LR1 (Panamax 75-85,000 DWT)
Available earning days	1,864	1,756	1,835	2,025	1,748	-6%
TCE per earning day from the LR1 Pool	22,503	15,577	15,036	14,304	15.858	-30%
TCE per earning day1)	21,755	18,491	16,514	16,516	16,686	-23%	17,982
Operating days	810	819	828	828	810	0%
Operating expenses per operating day2)	7,852	7,142	6,706	5,986	6,454	-18%	6,571
MR (45,000 DWT)
Available earning days	3,174	3,344	3,602	3,829	3,755	18%
TCE per earning day from the MR Pool	20.201	14,712	14,974	11,521	13.961	-31%
TCE per earning day1)	19,802	15,363	15,349	12,417	14,700	-26%	15,378
Operating days	2,497	2,548	2,707	2,832	2,790	12%
Operating expenses per operating day2)	8,227	7,458	6,621	6,770	6,883	-16%	6,923
SR (35,000 DWT)
Available earning days	1,145	1,135	1,160	1,103	1,002	-12%
TCE per earning day1)	20,963	17,483	18,378	16,894	18,034	-14%	18,371
Operating days	969	1,001	1,012	1,012	990	2%
Operating expenses per operating day2)	7,662	6,600	6,105	6,326	6,041	-21%	6,268

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Bulk Division	The operating profit for the first quarter of 2010 was USD 22 million, compared to USD 24 million in the first quarter of 2009.

The number of earning days for the Bulk Division in the first quarter of 2010 was 23% lower than in the first quarter of 2009 due to sale of vessels. In the first quarter of 2010, two bulk carriers, sold in the fourth quarter of 2009, were delivered to the buyers.

Throughout the first quarter of 2010, the Chinese demand for iron ore and coal remained strong compared to 2009, which supported the bulk market rates. The Panamax spot rates were volatile in the first quarter of 2010, but to a lesser degree than usual. The Panamax rates fluctuated between USD/day 25,000 and 34,000 compared to a span between 4,000 and 19,000 in the first quarter of 2009.

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	4/ 19

The influx of new tonnage and the order book for bulk carriers are significant, even when taking slippage into account. During first quarter of 2010, the bulk carrier fleet grew by 4%.

The current driver for the bulk market continues to be high imports of both iron ore and coal into China and the high congestion. When taking the significant order book into consideration TORM does expect that the net fleet growth will outpace demand growth and therefore impact rates adversely.

As TORM, in line with its strategy, seeks high coverage of earning days for the Bulk Division, the development in bulk spot rates has limited impact on TORM’s earnings in 2010.

At 31 of March, 81% of the remaining earning days in 2010 for the Bulk Division is covered at USD/day 18,972.

Bulk Division	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Change Q1 09 - Q1 10	12 month avg.
Panamax (60-80,000 DWT)
Available earning days	1,458	1,496	1,255	1,204	1,119	-23%
TCE per earning day1)	13,929	13,756	17,968	19,690	18,298	31%	17,208
Operating days	622	636	392	368	315	-49%
Operating expenses per operating day2)	6,798	5,106	4,477	4,066	5,187	-24%	4,753

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Other activities	Other (non-allocated) activities are a loss on investments in joint ventures of USD 3 million, financial expenses of USD 18 million and tax of USD 0 million.

Fleet development
In the first quarter, TORM delivered the two sold Panamax bulk carriers TORM Charlotte and TORM Rotna to their new owners. At the end of the quarter, TORM's fleet of owned vessels comprised 64 tankers and two bulk carriers. In addition to these, TORM had 25 tankers and 9 bulk carriers on time charter. Additional 39 tankers were either in pools or under commercial management.

	Owned vessels
	31 Dec 09	Addition	Disposal	31 Mar 10
LR2 / Aframax	12.5	-	-	12.5
LR1 / Panamax	7.5	-	-	7.5
MR	33.0	-	-	33.0
SR	11.0	-	-	11.0
Tankers	64.0	-	-	64.0
Panamax dry bulk	4.0	-	2.0	2.0
Total	68.0	-	2.0	66.0

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	5/ 19

Planned fleet changes
No vessels were contracted in the first quarter of 2010, and at the end of the quarter the order book thus comprised 11 MR vessels and 4 Kamsarmax vessels. The remaining Capex relating to the order book amounted to USD 435 million.

	Newbuilding to be delivered
	2010	2011	2012	2013
LR2 / Aframax	-	-	-	-
LR1 / Panamax	-	-	-	-
MR	5.0	4.0	2.0	-
SR	-	-	-	-
Tankers	5.0	4.0	2.0	0.0
Kamsarmax dry bulk	0.0	2.0	1.0	1.0
Total	5.0	6.0	3.0	1.0

In April 2010, TORM has taken delivery of TORM Alice, the first of the 11 MR sister vessels which TORM will be taking delivery of from GSI Guangzhou.

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	6/ 19

Results

First quarter 2010
The gross profit for the first quarter of 2010 was USD 56 million, compared to USD 98 million for the same period in 2009. The administration expenses were USD 18 million, against USD 20 million for the first quarter of 2009, corresponding to a reduction of 10%. Profit before depreciation (EBITDA) for the period was USD 55 million, against USD 81 million for the first quarter of 2009. The decline in gross profit and EBITDA is due to lower rates in first quarter of 2010 compared to same period last year. The result in the first quarter of 2009 was positively impacted by coverage taken at historically higher rates.

Depreciation was USD 35 million during the first quarter of 2010.

The operating profit for the first quarter of 2010 was USD 20 million, compared to USD 49 million for the same quarter of 2009. The Tanker and Bulk Divisions contributed profits of USD 2 million and USD 22 million, respectively, and the non-allocated operating income was a loss of USD 3 million.

In the first quarter of 2010, financials amounted to an expense of USD 18 million, against an expense of USD 10 million in the same quarter of 2009. The increase was driven by a negative non-cash mark-to-market adjustment of USD 2 million in first quarter of 2010, compared to a positive non-cash mark-to-market adjustment of USD 6 million in first quarter of 2009.

Profit after tax was USD 2 million in the first quarter of 2010, against USD 40 million in the first quarter of 2009.

Assets	Total assets felt slightly from USD 3,227 million by year-end 2009 to USD 3,226 million in the first quarter of 2010.

On a quarterly basis, TORM calculates the long-term earnings potential of its fleet based on discounted expected future cash flows. The calculated value of the fleet as of 31 March 2010 supports book values.

Liabilities	During the first quarter of 2010, the net interest-bearing debt fell to USD 1,622 million from USD 1,683 million at 31 December 2009.

Total equity
In the first quarter of 2010, equity increased from USD 1,247 million at 31 December 2009 to USD 1,248 million, which is principally the result of earnings during the period. Equity as a percentage of total assets was steady at 39% from 31 December 2009 to 31 March 2010.

At 31 March 2010, TORM held 3,461,580 treasury shares, corresponding to 4.8% of the Company's share capital, which corresponds to a decrease of 94,784 no. of shares since 31 December 2009. The decrease corresponds to the number of shares TORM has allocated to employees in connection with the incentive programme for the period 2007-2009.

Liquidity	TORM's unutilised loan facilities and cash totalled approximately USD 700 million at the end of the first quarter of 2010.

Outlook
TORM maintains its forecast of a loss before tax of USD 15 - 60 million, however towards the lower end of the range given the estimated product tanker rates for the remainder of 2010. There is though considerable uncertainty around the expectations due to the relatively low coverage for the Tanker Division.

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	7/ 19

Coverage	At 31 March 2010, TORM had covered 26% of the remaining earning days for 2010 in the Tanker Division at USD/day 18,821 and 81% of the remaining earning days in the Bulk Division at USD/day 18,972.

The table below shows the figures for 2010 for the period 1 April to 31 December 2010.

	2010	2011	2012	2010	2011	2012
	Owned days
LR2	3,268	4,389	4,392
LR1	1,873	2,533	2,539
MR	9,974	14,637	15,561
SR	2,943	3,982	3,993
Tanker Division	18,058	25,541	26,486
Bulk Division	548	1,426	1,483
	T/C in days			T/C in costs (USD/day)
LR2	273	-	-	24,500	-	-
LR1	3,563	4,815	4,131	22,001	22,797	23,091
MR	2,455	3,740	3,297	16,997	16,805	16,127
SR	-	-	-	-	-	-
Tanker Division	6,291	8,554	7,428	20,157	20,177	20,000
Bulk Division	2,847	3,579	4,227	15,813	15,475	15,949
	Total physical days			Covered days
LR2	3,541	4,389	4,392	931	457	42
LR1	5,436	7,347	6,671	1,045	730	532
MR	12,429	18,377	18,858	3,175	1,338	368
SR	2,943	4,015	4,026	1,099	730	40
Tanker Division	24,349	34,128	33,947	6,250	3,255	982
Bulk Division	3,084	4,920	5,710	2,751	581	‐
	Coverage %			Coverage rates (USD/day)
LR2	26	10	1	23,903	28,882	32,658
LR1	19	10	8	19,088	18,582	17,495
MR	26	7	2	17,992	17,749	15,364
SR	37	18	1	16,657	15,128	15,128
Tanker Division	26	10	3	18,821	18,910	17,245
Bulk Division	81	12	0	18,972	16,517	‐

Fair value of freight rate contracts that are mark-to-market in the income statement (USD m):
Contracts not included above	-3.1
Contracts included above	0.0

Notes
Actual no of days can vary from projected no of days primarily due to vessel sales and delays of vessel deliveries. T/C in costs do no include potential extra payments from profit split arrangements.

Subsequent events	Since the balance sheet date no subsequent events have taken place which change TORM’s expectations to the outlook for either 2010 or any subsequent periods.

Safe Harbor Forward-looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	8/ 19

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

The TORM share	The price of a TORM share was DKK 57.0 at 31 March 2010, against DKK 50.5 at the beginning of the year, equivalent to an increase of DKK 6.5 (13%).

Accounting policies
This interim report for the first quarter of 2010 has been prepared in accordance with IAS 34 "Interim financial reporting" as adopted by the EU and additional Danish regulations governing the presentation of interim reports by listed companies. The interim report for the first quarter of 2010 is unaudited and follows the same accounting policies as the Annual Report for 2009.

Information	Teleconference

TORM will host a telephone conference for financial analysts and investors on 20 May 2010 at 15:00 Copenhagen time (CET), reviewing the interim report for the first quarter of 2010. The conference call will be hosted by Jacob Meldgaard, CEO, Roland M. Andersen, CFO and Sune S. Mikkelsen, VP IR and will be conducted in English.

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The teleconference will also be webcast via TORM’s website www.torm.com. The presentation material can be downloaded from the website.

Next reporting

TORM’s financial report for the first half of 2010 will be released on 19 August 2010.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January – 31 March 2010.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report 2010.

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	9/ 19

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 20 May 2010

	Executive Management	Board of Directors

	Jacob Meldgaard, CEO	Niels Erik Nielsen, Chairman
	Roland M. Andersen, CFO	Christian Frigast, Deputy Chairman
Peter Abildgaard
Lennart Arrias
Margrethe Bligaard Thomasen
Bo Jagd
Jesper Jarlbæk
Gabriel Panayotides
Angelos Papoulias
Nicos Zouvelos

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels, through a cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on the NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	10/ 19

Income statement

Million USD	Q1 2010	Q1 2009	2009
Revenue	205.5	258.8	862.3
Port expenses, bunkers and commissions	-59.9	-58.8	-217.4
Freight and bunkers derivatives	1.9	-0.9	-12.0
Time charter equivalent earnings	147.5	199.1	632.9
Charter hire	-51.7	-54.1	-220.9
Operating expenses	-39.9	-47.5	-169.5
Gross profit (Net earnings from shipping activities)	55.9	97.5	242.5
Profit from sale of vessels	18.2	0.0	33.1
Administrative expenses	-18.1	-20.1	-78.2
Other operating income	1.7	2.4	7.4
Share of results of jointly controlled entities	-2.4	0.9	-2.3
EBITDA	55.3	80.7	202.5
Impairment losses in jointly controlled entities	0.0	0.0	-20.0
Depreciation and impairment losses	-35.0	-31.8	-132.7
Operating profit (EBIT)	20.3	48.9	49.8
Financial items	-17.7	-9.7	-68.8
Profit before tax	2.6	39.2	-19.0
Tax	-0.3	0.4	1.6
Net profit	2.3	39.6	-17.4
Earnings per share, EPS
Earnings per share, EPS (USD)	0.0	0.6	-0.3
Earnings per share, EPS (DKK)*)	0.2	3.3	-1.3

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	11/ 19

Statement of comprehensive income

Million USD	Q1 2010	Q1 2009	2009

Net profit for the period	2.3	39.6	-17.4

Other comprehensive income:

Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	0.0	-0.1	0.0

Fair value adjustment on hedging instruments	-4.3	16.4	26.5

Value adjustment on hedging instruments transferred to income statement	1.6	4.8	4.1

Value adjustment on hedging instruments transferred to vessels	0.0	-1.2	-1.2

Fair value adjustment on available for sale investments	-0.2	-1.0	1.6

Transfer to income statement on sale of available for sale Investments	0.0	0.0	-3.7

Other comprehensive income after tax	-2.9	18.9	27.3

Total comprehensive income	-0.6	58.5	9.9

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	12/ 19

Income statement by quarter

Million USD	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10
Revenue	258.8	193.6	208.8	201.1	205.5
Port expenses, bunkers and commissions	-58.8	-48.1	-56.1	-54.4	-59.9
Freight and bunkers derivatives	-0.9	-7.3	-3.3	-0.5	1.9
Time charter equivalent earnings	199.1	138.2	149.4	146.2	147.5
Charter hire	-54.1	-55.1	-56.3	-55.4	-51.7
Operating expenses	-47.5	-44.2	-38.7	-39.1	-39.9
Gross profit (Net earnings from shipping activities)	97.5	38.9	54.4	51.7	55.9
Profit from sale of vessels	0.0	12.5	20.7	-0.1	18.2
Administrative expenses	-20.1	-22.5	-17.9	-17.7	-18.1
Other operating income	2.4	2.4	1.5	1.1	1.7
Share of results of jointly controlled entities	0.9	-0.7	0.5	-3.0	-2.4
EBITDA	80.7	30.6	59.2	32.0	55.3
Impairment losses in jointly controlled activities	0.0	0.0	0.0	-20.0	0.0
Depreciation and impairment losses	-31.8	-33.5	-35.0	-32.4	-35.0
Operating profit (EBIT)	48.9	-2.9	24.2	-20.4	20.3
Financial items	-9.7	-29.6	-19.8	-9.7	-17.7
Profit before tax	39.2	-32.5	4.4	-30.1	2.6
Tax	0.4	-1.1	-2.3	4.6	-0.3
Net profit	39.6	-33.6	2.1	-25.5	2.3

Earnings per share, EPS
Earnings per share, EPS (USD)	0.6	-0.5	0.0	-0.4	0.0

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	13/ 19

Assets

Million USD	31 Mar 2010	31 Mar 2009	31 Dec 2009
NON-CURRENT ASSETS
Intangible assets
Goodwill	89.2	89.2	89.2
Other intangible assets	2.2	2.4	2.2
Total intangible assets	91.4	91.6	91.4
Tangible fixed assets
Land and buildings	3.7	3.6	3.7
Vessels and capitalized dry-docking	2,358.9	2,421.4	2,390.4
Prepayments on vessels	295.0	273.0	273.9
Other plant and operating equipment	9.9	9.9	10.7
Total tangible fixed assets	2,667.5	2,707.9	2,678.7
Financial assets
Investment in jointly controlled entities	120.6	134.6	123.0
Loans to jointly controlled entities	37.7	40.9	38.7
Other investments	3.0	5.4	3.2
Other financial assets	6.0	27.8	8.5
Total financial assets	167.3	208.7	173.4
TOTAL NON-CURRENT ASSETS	2,926.2	3,008.2	2,943.5
CURRENT ASSETS
Bunkers	26.5	19.0	24.6
Freight receivables, etc.	56.8	73.5	62.1
Other receivables	13.0	61.1	16.8
Other financial assets	0.0	10.7	0.4
Prepayments	16.9	15.4	13.6
Cash and cash equivalents	186.3	98.7	121.8
	299.5	278.4	239.3

Assets held for sale	0.0	0.0	44.4
TOTAL CURRENT ASSETS	299.5	278.4	283.7
TOTAL ASSETS	3,225.7	3,286.6	3,227.2

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	14/ 19

Equity and liabilities

Million USD	31 Mar 2010	31 Mar 2009	31 Dec 2009
EQUITY
Common shares	61.1	61.1	61.1
Treasury shares	-17.9	-18.1	-18.1
Revaluation reserves	-2.4	-1.1	-2.2
Retained profit	1,208.8	1,252.4	1,205.1
Proposed dividends	0.0	55.1	0.0
Hedging reserves	-6.0	-12.7	-3.3
Translation reserves	4.1	4.0	4.1
TOTAL EQUITY	1,247.7	1,340.7	1,246.7
LIABILITIES
Non-current liabilities
Deferred tax liability	54.8	55.0	55.0
Mortgage debt and bank loans	1,631.3	1,501.7	1,629.2
Finance lease liabilities	31.6	0.0	31.7
Acquired liabilities related to options on vessels	1.5	3.4	1.9
Acquired time charter contracts	0.0	2.1	0.1
TOTAL NON-CURRENT LIABILITIES	1,719.2	1,562.2	1,717.9

Current liabilities
Mortgage debt and bank loans	143.2	212.4	141.5
Finance lease liabilities	1.8	0.0	1.8
Trade payables	27.3	28.8	25.0
Current tax liabilities	3.2	7.9	5.7
Other liabilities	80.1	122.0	82.9
Acquired liabilities related to options on vessels	1.8	1.7	1.8
Acquired time charter contracts	1.4	9.7	3.8
Deferred income	0.0	1.2	0.1
TOTAL CURRENT LIABILITIES	258.8	383.7	262.6
TOTAL LIABILITIES	1,978.0	1,945.9	1,980.5
TOTAL EQUITY AND LIABILITIES	3,225.7	3,286.6	3,227.2

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	15/ 19

Equity 1 January – 31 March  2010

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2010	61.1	-18.1	1,205.1	0.0	-2.2	-3.3	4.1	1,246.7
Changes in equity Q1 2010:
Disposal treasury shares, cost	-	0.2	-	-	-	-	-	0.2
Gain/loss from disposal treasury shares	-	-	-0.2	-	-	-	-	-0.2
Share-based compensation	-	-	1.6	-	-	-	-	1.6
Comprehensive income for the period	-	-	2.3	-	-0.2	-2.7	-	-0.6
Total changes in equity Q1 2010	0.0	0.2	3.7	0.0	-0.2	-2.7	0.0	1.0
Equity at 31 March 2010	61.1	-17.9	1,208.8	0.0	-2.4	-6.0	4.1	1,247.7

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	16/ 19

Equity 1 January - 31 March 2009

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2009	61.1	-18.1	1,209.5	55.1	-0.1	-32.7	4.1	1,278.9
Changes in equity Q1 2009:
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Gain/loss from disposal treasury shares	-	-	-	-	-	-	-	0.0
Share-based compensation	-	-	3.3	-	-	-	-	3.3
Comprehensive income for the period	-	-	39.6	-	-1.0	20.0	-0.1	58.5
Total changes in equity Q1 2009	0.0	0.0	42.9	0.0	-1.0	20.0	-0.1	61.8
Equity at 31 March 2009	61.1	-18.1	1,252.4	55.1	-1.1	-12.7	4.0	1,340.7

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	17/ 19

Statement of cash flows

Million USD	Q1 2010	Q1 2009	2009
Cash flow from operating activities
Operating profit	20.3	48.9	49.8
Adjustments:
Reversal of profit from sale of vessels	-18.2	0.0	-33.1
Reversal of depreciation and impairment losses	35.0	31.8	132.7
Reversal of impairment of jointly controlled entities	0.0	0.0	20.0
Reversal of share of results of jointly controlled entities	2.4	-0.9	2.3
Reversal of other non-cash movements	-4.0	-0.3	1.3

Dividends received	0.0	0.0	0.1
Dividends received from joint controlled entities	0.3	0.7	3.0
Interest received and exchange rate gains	0.1	1.8	5.1
Interest paid and exchange rate losses	-14.2	-17.6	-56.9
Income taxes paid/repaid	-2.9	-1.7	-2.7
Change in bunkers, accounts receivables and payables	2.1	-1.5	-5.3
Net cash flow from operating activities	20.9	61.2	116.3
Cash flow from investing activities
Investment in tangible fixed assets	-23.6	-129.5	-288.8
Investment in equity interests and securities	0.0	0.0	0.0
Loans to jointly controlled entities	1.1	1.3	4.7
Payment of liability related to options on vessels	0.0	1.5	0.0
Acquisition of enterprises and activities	0.0	0.0	1.5
Sale of equity interests and securities	0.0	0.0	4.7
Sale of non-current assets	63.6	0.0	78.5
Net cash flow from investing activities	41.1	-126.7	-199.4
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	25.7	18.0	368.0
Repayment/redemption, mortgage debt	-23.2	-22.1	-282.7
Dividends paid	0.0	0.0	-48.7
Purchase/disposals of treasury shares	0.0	0.0	0.0
Net cash flow from financing activities	2.5	-4.1	36.6
Increase/(decrease) in cash and cash equivalents	64.5	-69.6	-46.5
Cash and cash equivalents, beginning balance	121.8	168.3	168.3
Cash and cash equivalents, ending balance	186.3	98.7	121.8

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	18/ 19

Statement of cash flows by quarter

Million USD	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10
Cash flow from operating activities
Operating profit	48.9	-2.9	24.2	-20.4	20.3

Adjustments:
Reversal of profit from sale of vessels	0.0	-12.5	-20.7	0.1	-18.2
Reversal of depreciation and impairment losses	31.8	33.5	35.0	32.4	35.0
Reversal of impairment of jointly controlled entities	0.0	0.0	0.0	20.0	0.0
Reversal of share of results of jointly controlled entities	-0.9	0.7	-0.5	3.0	2.4
Reversal of other non-cash movements	-0.3	5.6	-0.6	-3.4	-4.0

Dividends received	0.0	0.0	0.0	0.1	0.0
Dividends received from joint controlled entities	0.7	2.1	0.0	0.2	0.3
Interest received and exchange rate gains	1.8	2.4	0.1	0.8	0.1
Interest paid and exchange rate losses	-17.6	-12.1	-14.4	-12.8	-14.2
Income taxes paid/repaid	-1.7	-0.1	-0.1	-0.8	-2.9
Change in bunkers, accounts receivables and payables	-1.5	-4.9	-0.8	1.9	2.1
Net cash flow from operating activities	61.2	11.8	22.2	21.1	20.9
Cash flow from investing activities
Investment in tangible fixed assets	-129.5	-44.7	-87.1	-27.5	-23.6
Investment in equity interests and securities	0.0	0.0	0.0	0.0	0.0
Loans to jointly controlled entities	1.3	1.1	0.5	1.8	1.1
Payment of liability related to options on vessels	1.5	0.0	0.0	-1.5	0.0
Acquisition of enterprises and activities	0.0	0.0	0.0	1.5	0.0
Sale of equity interests and securities	0.0	0.0	0.0	4.7	0.0
Sale of non-current assets	0.0	26.0	52.4	0.1	63.6
Net cash flow from investing activities	-126.7	-17.6	-34.2	-20.9	41.1
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	18.0	245.4	110.5	-5.9	25.7
Repayment/redemption, mortgage debt	-22.1	-177.0	-14.8	-68.8	-23.2
Dividends paid	0.0	-48.7	0.0	0.0	0.0
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Net cash flow from financing activities	-4.1	19.7	95.7	-74.7	2.5
Increase/(decrease) in cash and cash equivalents	-69.6	13.9	83.7	-74.5	64.5
Cash and cash equivalents, beginning balance	168.3	98.7	112.6	196.3	121.8
Cash and cash equivalents, ending balance	98.7	112.6	196.3	121.8	186.3

ANNOUNCEMENT NO. 6 – 2010
20 MAY 2010	TORM – FIRST QUARTER REPORT 2010	19/ 19